              SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, DC 20549



                          SCHEDULE 13D
           Under the Securities Exchange Act of 1934
     Amendment No. 2 to the First Amendment and Restatement



                        PURCHASESOFT, INC.
------------------------------------------------------------------
                         (Name of Issuer)



                           Common Stock
------------------------------------------------------------------
                  (Title of Class of Securities)



                            395793201
------------------------------------------------------------------
                          (CUSIP Number)



                          July 31, 2002
------------------------------------------------------------------
               (Date of Event which Requires Filing
                        of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].






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CUSIP NO.  G69586108                13G                     Page 2 of 4 Pages
           ---------                                        -----------------



-----------------------------------------------------------------------------
1)    Names of Reporting Person.                     L-R Managers, LLC
      Identification No. of
      Above Person (entities only)
-----------------------------------------------------------------------------
2)    Check the Appropriate Box            (a)   |_|
      if a Member of a Group                     ----------------------------
      (See Instructions)                   (b)   |_|
                                                 ----------------------------
                                                 Not applicable
-----------------------------------------------------------------------------
3)    SEC Use Only
-----------------------------------------------------------------------------
4)    Source of Funds                      Not applicable
-----------------------------------------------------------------------------
5)    Check Box if Disclosure of Legal
      Proceedings is Required Pursuant
      to Item 2(d) or 2(e)                 |_|
-----------------------------------------------------------------------------
6)    Citizenship or Place of
      Organization                         Delaware
-----------------------------------------------------------------------------
Number of      (7)     Sole Voting Power               0
Shares
Beneficially   --------------------------------------------------------------
Owned by Each  (8)     Shared Voting Power             0
Reporting
Person With    --------------------------------------------------------------
               (9)     Sole Dispositive Power          0

               --------------------------------------------------------------
               (10)    Shared Dispositive Power        0

-----------------------------------------------------------------------------
11)   Aggregate Amount Beneficially Owned by Each      0 (See Item 8)
      Reporting Person
-----------------------------------------------------------------------------
12)   Check if the Aggregate Amount in Row (9)         Not applicable.
      Excludes Certain Shares (See Instructions)
-----------------------------------------------------------------------------
13)   Percent of Class Represented by Amount in Row
      (9)                                              0%
-----------------------------------------------------------------------------
14)   Type of Reporting Person
      (See Instructions)                               IA
-----------------------------------------------------------------------------





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CUSIP NO.  G69586108                13G                     Page 3 of 4 Pages
           ---------                                        -----------------



         The statement on Schedule 13D of L-R Global Partners, L.P. ("Partners") and L-R Managers, LLC ("Managers") pertaining to the common shares of PurchaseSoft, Inc., a Delaware corporation, filed with the Securities and Exchange Commission ("SEC") on April 28, 1998, as amended by Amendment No.1 filed with the SEC on June 9, 1998, Amendment No. 2 filed with the SEC on June 9, 1998, Amendment No. 3 filed with the SEC on July 28, 1998, Amendment No. 4 filed with the SEC on May 19, 1999, Amendment No. 5 filed with the SEC on September 8, 2000, the First Amendment and Restatement filed with the SEC on June 29, 2001 (the "First Amendment"), and Amendment No.1 to the First Amendment filed with the SEC on October 3, 2001, is hereby further amended as follows:

         1. Item 2: The addresses listed for Partners and Managers are deleted in their entirety and both replaced with the following:

         "320 Park Avenue, 28th Floor
         New York, New York 10022"

         2. Item 5: The text of Item 5 is deleted in its entirety and replaced with the following:

                  "As of the date hereof, L-R Managers' holdings in the Issuer are as follows:

         (a) Amount beneficially owned: 0 shares of Common Stock

         (b) Percent of class: 0%

         (c) Number of shares as to which L-R Managers has:

               (i)   Sole power to vote or direct the vote: 0 shares

               (ii)  Shared power to vote or to direct the vote: 0 shares

               (iii) Sole power to dispose or to direct the disposition of: 0 shares

               (iv) Shared power to dispose or to direct the disposition of: 0 shares

         On July 31, 2002, Partners sold 27,264,167 shares of Common Stock of the Issuer, representing its entire holding, to Tom Marsh and Steve Flagg for aggregate consideration of $5,000.

         Managers previously reported that it may be deemed to be acting as a group with respect to the securities of the Issuer due to an affiliation with Rockefeller & Co., Inc. ("R&Co."), an investment adviser registered under
Section 203 of the Investment Advisers Act of 1940, as amended, and J. Murray Logan, an employee of R&Co. and the investment manager of L-R Managers. Effective December 31, 2001, R&Co. withdrew as a member from Managers and J. Murray Logan retired from R&Co. Thus, to the extent that R&Co. and Managers may have been deemed to be a group under Section 13 of the Securities Exchange Act of 1934, as






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CUSIP NO.  G69586108                   13G                Page 4 of 4 Pages
           ---------                                      -----------------

amended, and the rules and regulations thereunder, such group no longer exists. All further filings with respect to transactions in the securities of the Issuer will be filed, if required, by each party in its individual capacity."

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of September 19, 2002.

                                              L-R MANAGERS, LLC


                                              By:  /s/  J. MURRAY LOGAN
                                                   -----------------------------
                                                   Name:    J. Murray Logan
                                                   Title:   Investment Manager